SEC
Reference No. 82-5173

aMaDEUS

03003220

Madrid, 30th of December 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

JAN 3 2003

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

SUPPL

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/22

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 28027 - MADRID, SPAIN TELEPHONE. INT. + 34 - 915 820 100 TELEFAX. INT. + 34 - 915 820 144/33

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Press release of December 2, 2002 (2003 reservation pricing for airline customers).
- Press release of December 9, 2002 (Atinera reorganisation)
- Relevant Fact of December 19, 2002 (Acquisition of Start Amadeus).
- Relevant Fact of December 23, 2002 (Credit facility).
- All news 2002 from Amadeus web page.

amadeus

Press Release

AMADEUS ANNOUNCES 2003 RESERVATIONS PRICING FOR AIRLINE CUSTOMERS

Madrid, 2 December 2002: Amadeus, the leading global distribution system (GDS) and travel industry technology provider, has announced its 2003 pricing for distribution services offered to airlines.

Effective 1 January 2003, prices will rise on average between 1.5 and 3.0 per cent on the current discounted booking fee, which reflects a 45 per cent suspension of the full annual price increase for 2003.

The price increase is intended to cover rising data processing costs while taking into account the fact that Amadeus's distribution network is by far the largest and most international available to airlines today. The price increase is well below forecasts for other price rises within the industry: NBTA, the US National Business Travel Association, has estimated that business air travel is set to rise 7 per cent for 2003, while air traffic control charges in Europe will grow by an average of 10.7 per cent, according to Eurocontrol.

Over the last year, the number of transactions per reservation processed by traditional travel agents through the Amadeus system has risen by almost 10 per cent. This reflects the additional demands placed by consumers on travel agents to search thoroughly for low fares before finally making a booking.

Amadeus provides the most extensive travel distribution network in the industry and is the only GDS to continue adding significant numbers of travel agencies to its system. As of 30 September 2002, Amadeus served 260,630 point of sale terminals (travel agency and airline sales office) in some 204 markets, which represents 75 per cent more territories served than its nearest competitor. In 2001, the company added 19,899 travel agency terminals to its distribution network, an increase of 11.4 per cent. Year to date, it has increased the travel agency network by another 5.4 per cent, adding 9,503 terminals.

As more than 70 per cent of air journeys, especially high fare trips, are sold through travel agents, the GDS are a particularly cost efficient and reliable distribution channel for airlines, especially if they have a large global footprint like Amadeus. GDS booking fees represent around 1.5 per cent of a major airline's operating costs.

- End -

Notes to Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves 60,212 travel agency locations and more than 9,700 airline sales offices, which together total more than 260,000 points of sale located in over 200 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 472 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 59,640 hotels, 48 car rental companies serving some 24,000 locations, and other provider groups including: ferry, rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry.
  132 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, are being implemented by British Airways, Qantas and Finnair as launch customers.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of 1,565 travel agencies, 167 corporate sites, 16 hotel sites and 135 web sites serving 39 airlines.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2001, the company reported revenues of EUR 1,785.1m and net income of EUR 132.7m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 4,200 employees worldwide.

For further information please contact:

Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : info@amadeus.net

amadeus

Press Release

Atinera Reorganises

Madrid, Spain and San Francisco, California: 9 December 2002: Amadeus and Fourth Dimension Software (FDS) today announced the reorganisation of their joint-venture company Atinera LLC ("Atinera").

Amadeus and FDS have an equal participation in Atinera, which was established in 2000 and is a global provider of travel automation and management solutions for tour operators and leisure travel companies.

As part of the reorganisation, Atinera has filed a petition under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. Service and support for Atinera customers are being transferred directly to Amadeus and FDS. A small group of Atinera staff are being retained to oversee the transfer of service and manage the Chapter 11 filing. The remainder of the company's employees have been released. Where possible, both Amadeus and FDS will offer alternative positions to Atinera employees within their respective organisations. In addition, Amadeus plans to retain Atinera's technology license rights for future use.

Commenting, Philippe Chérèque, Senior Vice President - Corporate Strategy for Amadeus said: "While the current economic and industry circumstances have proven particularly challenging for Atinera and the niche in which it operates, Amadeus regards the overall leisure travel market as a significant business opportunity. Reflecting this, we will continue to work closely with leisure travel companies to better understand their evolving needs and to create specialised solutions for them. Amadeus also values its relationship with FDS and will evaluate future business opportunities with them."

Atinera is based in San Francisco, USA and has subsidiaries located in Australia, Germany and the UK.

Notes to Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves 60,212 travel agency locations and more than 9,700 airline sales offices, which together total more than 260,000 points of sale located in over 200 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 472 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 59,640 hotels, 48 car rental companies serving some 24,000 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry.
  132 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, are being implemented by British Airways, Qantas and Finnair as launch customers.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of 1,565 travel agencies, 167 corporate sites, 16 hotel sites and 135 web sites serving 39 airlines.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2001, the company reported revenues of EUR 1,785.1m and net income of EUR 132.7m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 4,200 employees worldwide.

For further information please contact:

Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail: info@amadeus.net

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Authorised Representative of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus to acquire Lufthansa Commercial Holding's 66 per cent stake in Start Amadeus.

Amadeus intends to raise its shareholding in Start Amadeus to 100 per cent by acquiring Lufthansa's 66 per cent investment in the business. In return, Lufthansa will receive approximately EUR 100 million.

Start Amadeus has developed and runs the world's largest distribution platform for leisure travel. This serves 171 tour operators, including all the leading companies, and processed 22.2 million leisure passenger bookings in 2001. In the same year, the company processed over 30 million rail bookings. Start Amadeus also provides travel agents in Germany with access to Amadeus, processing 44.2 million bookings in 2001.

Start Amadeus was established in 1971 and had a turnover of EUR 172.5 million in 2001. The company is based in Bad Homburg, near Frankfurt in Germany.

The transaction is expected to close in the first quarter of 2003 and is subject to final contract negotiations and regulatory approval.

Madrid, 19th December 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Authorised Representative of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

EURO 300 MILLION REVOLVING CREDIT FACILITY

Amadeus Global Travel Distribution, S.A. has entered into a five years Euro 300 million revolving credit facility Agreement with eight banking entities. The first repayment will take place during the fourth year for an amount of Euro 150 million.

Madrid, 23rd December 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 28027 - MADRID, SPAIN TELEPHONE. INT. + 34 - 915 820 100 TELEFAX. INT. + 34 - 915 820 144/33



All news from 2002

19 Dec 2002 Amadeus to acquire Start Amadeus - Germany's leading leisure package and travel distribution company
Amadeus is to gain full control of its German distribution partner, Start Amadeus GmbH from Lufthansa Commercial Holding GmbH.

16 Dec 2002 Travel growth in Central & West Africa leads Amadeus to strengthen regional network
Amadeus has opened a second, regional branch office for Central & West Africa.

11 Dec 2002 Amadeus transforms training for travel agents with advanced e-learning tool
Amadeus announced the launch of Amadeus Learning City in 30 countries worldwide.

10 Dec 2002 Atinera Reorganises
Amadeus and Fourth Dimension Software announced the reorganisation of their joint-venture company Atinera LLC.

2 Dec 2002 Amadeus announces 2003 reservations pricing for airline customers
Amadeus announced its 2003 pricing for distribution services offered to airlines.

20 Nov 2002 Corporate Travel Agencies to boost efficiency with unique Amadeus solution
Amadeus Policy Arranger is the first GDS tool to automate policy sharing between travel agency central and branch offices, increasing agents´ productivity and accuracy.

4 Nov 2002 Qantas moves to Amadeus
Qantas Airways successfully moved its entire reservations and ticketing system to Amadeus, joining 109 airlines and more than 60,000 travel agencies worldwide.

31 Oct 2002 Amadeus Q3 results show global growth - company raises full year financial targets
Amadeus made further good progress despite the continued slow pace of recovery in the global travel and tourism industry.

25 Oct 2002 Amadeus Gulf opens its regional headquarters in Abu Dhabi
Amadeus Gulf Regional Headquarters will serve the local travel agency market and focus on delivering cutting-edge travel distribution products to travel agencies.

24 Sep 2002 HitchHiker partnership shaves up to 80 per cent off admin time for fares filing
Amadeus has teamed up with HitchHiker Software, the European leader in fare data management to provide a simple to use fare management solution that is the first system with filing facilities to be made available through a GDS.

23 Sep 2002 Amadeus e-Travel offers flexible web fares solution through strategic alliance with FareChase
Demonstrating its ongoing leadership in the corporate travel arena, e-Travel is delivering comprehensive and flexible airfare access to its customers through a partnership with FareChase, the leading provider of Web automation technology.

23 Sep 2002 e-Travel signs up five more airlines for its internet booking engine
e-Travel announced five new airline customers for e-Travel Planitgo, its online booking solution.

12 Sep 2002 Finnair & Amadeus extend partnership
Amadeus will continue to provide Finnair with a state-of-the-art technology platform to enable the carrier to lower distribution costs, improve yield and manage customer relations.

4 Sep 2002 e-Travel releases latest version of world's most widely deployed online

corporate travel solution
e-Travel® Aergo V4.0 spells streamlined management and an even better end-user experience.

3 Sep 2002 Amadeus appoints Frédéric Spagnou as Vice President, Marketing
Amadeus announced that Frédéric Spagnou has been appointed to the new position of Vice President, Marketing.

28 Aug 2002 e-Travel and Tim/Timatic b.v. pioneer off-the-shelf solution for online visa and health information
e-Travel and Tim/Timatic b.v. launched the first off-the-shelf visa and health application service with entry requirements for 200 countries.

7 Aug 2002 BA cuts over to Amadeus Electronic Ticket Server
In the continued evolution of its information technology systems, British Airways has taken another significant step in the strategic IT partnership with Amadeus.

5 Aug 2002 e-Travel unveils latest Web Services technology for delivery of online travel content
Increased bookings for online players as travellers receive decision-support information throughout the travel booking process.

5 Aug 2002 e-Travel unveils latest Web Services technology for delivery of online travel content
Increased bookings for online players as travellers receive decision-support information throughout the travel booking process.

1 Aug 2002 Amadeus second quarter results beat expectations; global market share continues to grow
Amadeus reports its second quarter 2002 results for the period ended 30 June 2002.

1 Aug 2002 Amadeus second quarter results beat expectations; global market share continues to grow
Amadeus reports its second quarter 2002 results for the period ended 30 June 2002.

5 Jul 2002 Amadeus acquires SMART from SAS Group
Amadeus announces it has acquired SAS Group's 95 per cent shareholding in SMART AB for some EUR 109.0 million.

28 Jun 2002 New Amadeus Complete Access Plus provides full pricing and transparency in car reservation
Amadeus launched its enhanced Complete Access Plus solution for travel agents to search for and fully price cars, directly from the provider's database, before booking.

24 Jun 2002 Amadeus selected by TravelSky as China's first official global travel reservation system for their non-air products
Amadeus announced it has entered into an agreement with TravelSky Technology to provide China's only computer reservation system access to Amadeus' inventory.

17 Jun 2002 Leading Colombian travel organizations seal strategic alliance with Amadeus
Turismo Total group and Panturismo announce the renewal of technology agreements with Amadeus.

13 Jun 2002 Amadeus launches new 'Dynamic Access' for Seamless Connectivity to hotel inventories
As part of its 'Seamless Next Generation' commitment to transform global hotel distribution, Amadeus has launched Dynamic Access.

12 Jun 2002 Amadeus Annual General Shareholders' Meeting approves the financial statements for 2001 and reappoints the Board
Amadeus held its third AGM since the company was listed on the Madrid stock exchange in October 1999.

31 May 2002 Launch of Planitgo V7.0 brings online travel companies a wealth of new opportunities
e-Travel launches a major new version of its ASP-based Planitgo Suite.

27 May 2002 Amadeus and groupe Galeries Lafayette team up to create a new travel portal in France
Amadeus and Groupe Galeries Lafayette via LaSer announced that they will launch a joint venture dedicated to online travel services in the second half of 2002.

21 May 2002 JAT Yugoslav Airlines switches to Amadeus sales system
Following successful migration of its sales and reservation services to Amadeus, JAT Yugoslav Airlines has joined the community of 109 airlines that use the Amadeus sales system.

17 May 2002 Amadeus helps airlines slash electronic ticketing system maintenance costs
Amadeus Electronic Ticket Server allows airlines to fully manage the distribution of their electronic tickets.

14 May 2002 Amadeus opens new premises in Dubai

Amadeus announces that it will open an office in Dubai to serve the local travel agency community. This new facility follows the recent inauguration of Amadeus Gulf.

7 May 2002 First quarter 2002 results ahead of expectations
Amadeus has begun the year well, with first quarter results ahead of our expectations.

4 Apr 2002 Norwegian Cruise Line and Orient Lines added as new provider participants in Amadeus Cruise
Amadeus announced that it has signed an agreement with the NCL Group for both cruise lines to become provider participants on Amadeus Cruise.

22 Mar 2002 Amadeus appoints Gillian Gibson as new Director Travel Agency Partners
Amadeus announced the appointment of Gillian Gibson as new Director Travel Agency Partners, responsible for Amadeus' commercial relationship with multinational travel agency partners.

20 Mar 2002 e-Travel and BroadVision Launch Self-Service Application for Online Travel Commerce and Corporate Travel Management
BroadVision and e-Travel introduced a new major version of BroadVision® e-Travel®, the first software application of its kind to offer the travel industry integrated support for leisure, managed and unmanaged travel markets.

18 Mar 2002 AirPlus and Amadeus partner in business travel management
Lufthansa AirPlus, a leading international provider of Business Travel Management solutions, and Amadeus have teamed up to form a new business travel management partnership.

15 Mar 2002 Top Colombian travel agency consortia L'alianXa chooses Amadeus for 5 year technology partnership
L'alianXa, one of Colombia's largest and most powerful travel agency consortia, announced that it has selected Amadeus as its strategic technology partner.

13 Mar 2002 Iberia selects BroadVision e-Travel to power the next generation of Iberia web sites worldwide
Iberia announced that it is using BroadVision® e-Travel® to build and power the next-generation of its online presence worldwide.

8 Mar 2002 Thai Airways International and Amadeus to renew their ten-year relationship
Amadeus Asia Limited, the regional headquarters of Amadeus, announced that Thai Airways International has agreed to extend its longstanding relationship with Amadeus.

5 Mar 2002 Amadeus creates new global business unit for its online travel solutions: e-Travel
Amadeus launched e-Travel, a new business unit that provides global online solutions for airlines, corporations, travel agencies and other travel partners.

1 Mar 2002 Amadeus opens up the world of cruise for European travel agents
Amadeus announced that Costa Cruises will be available through Amadeus Cruise in the second quarter of 2002. The popular "point and click" browser based, cruise-booking tool will also be launched for the first time in multi-language versions.

28 Feb 2002 All British Airways sales offices switch to using Amadeus
British Airways has taken a major step towards simplifying its business and improving customer service with the introduction of the Amadeus sales system across the airline.

22 Feb 2002 Amadeus to launch pioneer Travel Technology Partnership Programme
Amadeus will launch the pioneer Travel Technology Partners Programme in May 2002 to facilitate the entry and growth of travel software houses in the global marketplace.

8 Feb 2002 4th Quarter/Full Year 2001 Results
Fourth quarter revenue increased 5.2 per cent to EUR 410.6m, while net income was EUR 15.0m, compared with a loss of EUR 6.0m in the final quarter of 2000. These results were ahead of our expectations, given the difficult market conditions in the aftermath of the 11 September attacks in the US.

5 Feb 2002 Aeroflot to transfer its sales and reservation services to Amadeus
The board of directors of Aeroflot Russian Airlines has approved the migration of the carrier's sales and distribution services to the Amadeus system in September 2002.

14 Jan 2002 Amadeus and Fourth Dimension Software announce successful first year for joint venture Atinera
Amadeus and Fourth Dimension Software marked the first anniversary of Atinera. In its first year of operation, Atinera has launched successfully and now services major clients around the world, including Travelocity.com and Scandinavian Airlines System.

9 Jan 2002 Travellink launches innovative business Travel Portal using BroadVision-Amadeus Travel Commerce
BroadVision and Amadeus announced that Travellink has launched its business travel portal, www.travellink.com, powered by BroadVision®-Amadeus Travel Commerce.